UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Ritter Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

767836109

(CUSIP Number)

NOAH DOYLE

JAVELIN VENTURE PARTNERS

ONE RINCON CENTER

101 SPEAR STREET, SUITE 255

SAN FRANCISCO, CA 94105

TELEPHONE: (415) 202-5820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on June 29, 2015 as described in Item 3 below.

CUSIP No. 767836109	13D

1.	Name of Reporting Persons Javelin Venture Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,131,028 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,131,028 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,028 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 27.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Javelin Venture Partners, L.P. (“Javelin”), Javelin Venture Partners I SPV I, LLC (“Javelin SPV”), Javelin Venture Partners GP, L.P. (“Javelin GP”) and Javelin Venture Partners GP, LLC (“Javelin GP-GP,” together with Javelin, and Javelin SPV the “Javelin Entities”), Noah J. Doyle (“Doyle”), and Jed Katz (“Katz”). Together with the Javelin Entities, Doyle, and Katz are herein collectively referred to as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Javelin. Javelin GP serves as the general partner of Javelin. Javelin GP-GP serves as the general partner of Javelin GP and Doyle and Katz are Managers of Javelin GP-GP. Javelin GP-GP and Javelin GP share voting and dispositive power over the shares held by Javelin, and may be deemed to own beneficially the shares held by Javelin. These shares consist of 2,047,804 shares of common stock and 83,224 shares of common stock issuable upon exercise of currently exercisable warrants.
(3)	This percentage set forth on the cover sheets is calculated based on 7,788,060 shares of the Issuer’s Common Stock outstanding as of June 29, 2015, as disclosed in the Issuer’s final prospectus dated June 24, 2015, filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2015 as adjusted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”).

CUSIP No. 767836109	13D

1.	Name of Reporting Persons Javelin Venture Partners I SPV I, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 645,506 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 645,506 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 645,506 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Javelin SPV. Javelin GP serves as the general partner for Javelin SPV. Javelin GP-GP serves as the general partner of Javelin GP and Doyle and Katz are Managers of Javelin GP-GP. Javelin GP-GP and Javelin GP share voting and dispositive power over the shares held by Javelin SPV, and may be deemed to own beneficially the shares held by Javelin SPV. These shares consist of 322,753 shares of common stock and 322,753 shares of common stock issuable upon exercise of currently exercisable warrants.
(3)	This percentage set forth on the cover sheets is calculated based on 7,788,060 shares of the Issuer’s Common Stock outstanding as of June 29, 2015, as disclosed in the Issuer’s final prospectus dated June 24, 2015, filed with the Commission on June 26, 2015 as adjusted in accordance with Rule 13d-3 under the Act.

CUSIP No. 767836109	13D

1.	Name of Reporting Persons Javelin Venture Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,776,534 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,776,534 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Javelin and Javelin SPV. Javelin GP serves as the general partner for Javelin and Javelin SPV. Javelin GP-GP serves as the general partner of Javelin GP and Doyle and Katz are Managers of Javelin GP-GP. Javelin GP-GP and Javelin GP share voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to own beneficially the shares held by Javelin and Javelin SPV. These shares consist of 2,047,804 shares of common stock and 83,224 shares of common stock issued upon exercise of currently exercisable warrants held by Javelin; and 322,753 shares and 322,753 of common stock issued upon exercise of currently exercisable warrants held by Javelin SPV.
(3)	This percentage set forth on the cover sheets is calculated based on 7,788,060 shares of the Issuer’s Common Stock outstanding as of June 29, 2015, as disclosed in the Issuer’s final prospectus dated June 24, 2015, filed with the Commission on June 26, 2015, as adjusted in accordance with Rule 13 d-3 under the Act.

CUSIP No. 767836109	13D

1.	Name of Reporting Persons Javelin Venture Partners GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,776,534 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,776,534 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Javelin and Javelin SPV. Javelin GP serves as the general partner for Javelin and Javelin SPV. Javelin GP-GP serves as the general partner of Javelin GP and Doyle and Katz are Managers of Javelin GP-GP. Javelin GP-GP and Javelin GP share voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to own beneficially the shares held by Javelin and Javelin SPV. These shares consist of 2,047,804 shares of common stock and 83,224 of common stock issued upon exercise of currently exercisable warrants held by Javelin; and 322,753 shares of common stock and 322,753 of common stock issued upon exercise of currently exercisable warrants held by Javelin SPV.
(3)	This percentage set forth on the cover sheets is calculated based on 7,788,060 shares of the Issuer’s Common Stock outstanding as of June 29, 2015, as disclosed in the Issuer’s final prospectus dated June 24, 2015, filed with the Commission on June 26, 2015, as adjusted in accordance with Rule 13 d-3 under the Act.

CUSIP No. 767836109	13D

1.	Name of Reporting Persons Noah J. Doyle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,727 shares of Common Stock
	8.	Shared Voting Power 2,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 22,727 shares of Common Stock
	10.	Shared Dispositive Power 2,776,534 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,799,261 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 34.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Javelin and Javelin SPV. Javelin GP serves as the general partner for Javelin and Javelin SPV. Javelin GP-GP serves as the general partner of Javelin GP and Doyle and Katz are Managers of Javelin GP-GP. Javelin GP-GP and Javelin GP share voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to own beneficially the shares held by Javelin and Javelin SPV.
(3)	This percentage set forth on the cover sheets is calculated based on 7,788,060 shares of the Issuer’s Common Stock outstanding as of June 29, 2015, as disclosed in the Issuer’s final prospectus dated June 24, 2015, filed with the Commission on June 26, 2015, as adjusted in accordance with Rule 13 d-3 under the Act.

CUSIP No. 767836109	13D

1.	Name of Reporting Persons Jed Katz
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,776,534 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,776,534 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Javelin and Javelin SPV. Javelin GP serves as the general partner for Javelin and Javelin SPV. Javelin GP-GP serves as the general partner of Javelin GP and Doyle and Katz are Managers of Javelin GP-GP. Javelin GP-GP and Javelin GP share voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to own beneficially the shares held by Javelin and Javelin SPV. These shares consist of 2,047,804 shares of common stock and 83,224 shares of common stock issued upon exercise of currently exercisable warrants held by Javelin; and 322,753 shares of common stock and 322,753 shares of common stock issuable upon exercise of currently exercisable warrants held by Javelin SPV.
(3)	This percentage set forth on the cover sheets is calculated based on 7,788,060 shares of the Issuer’s Common Stock outstanding as of June 29, 2015, as disclosed in the Issuer’s final prospectus dated June 24, 2015, filed with the Commission on June 26, 2015, as adjusted in accordance with Rule 13 d-3 under the Act.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Ritter Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 1801 Century Park East, #1820, Los Angeles, California 90067.

Item 2.	Identity and Background

a)	The persons and entities filing this statement are Javelin Venture Partners, L.P. (“Javelin”), Javelin Venture Partners I SPV I, LLC (“Javelin SPV”) Javelin Venture Partners GP, L.P. (“Javelin GP”) and Javelin Venture Partners GP, LLC (“Javelin GP-GP,” together with Javelin, and Javelin SPV the “Javelin Entities”), Noah J. Doyle (“Doyle”) and Jed Katz (“Katz”). Doyle and Katz are collectively referred to herein as the “Listed Persons”. Together with the Javelin Entities, the Listed Persons are herein collectively referred to as the “Reporting Persons”.

b)	The address of the principal place of business of each of the Reporting Persons is One Rincon Center, 101 Spear Street, Suite 255, San Francisco, California 94105.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens. Javelin, Javelin SPV and Javelin GP are Delaware limited partnerships and Javelin GP-GP is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On June 24, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-202924) in connection with its initial public offering of 4,000,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on June 29, 2015, and at such closing Javelin purchased an aggregate of 800,000 shares of Common Stock of the Issuer at the IPO price of $5.00 per share. All of the Issuer’s outstanding convertible preferred stock converted into Common Stock of the Issuer at the time of the IPO. In connection with this conversion, an aggregate 16,949,461 shares of convertible preferred stock held by Javelin and Javelin SPV converted into an aggregate 1,570,557 shares of Common Stock and 62,500 shares of convertible preferred stock held by Doyle converted into 8,741 shares of Common Stock.

The funds used by Javelin and Javelin SPV to acquire the securities described herein were obtained from capital contributions by their respective partners and members.

Item 4.	Purpose of Transaction

Javelin and Javelin SPV agreed to purchase the securities described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.

Doyle is a member of the Board of Directors of the Issuer and also serves as a Manager of Javelin GP-GP which serves as the general partner of Javelin GP, which serves as the general partner of Javelin and Javelin SPV.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Shares Underlying Warrants Held Directly	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 2)
Javelin	2,047,804	83,224	2,131,028	0	2,131,028	0	2,131,028	27.1%
Javelin SPV	322,753	322,753	645,506	0	645,506	0	645,506	8.0%
Javelin GP	0	0	0	2,776,534	0	2,776,534	2,776,534	33.9%
Javelin GP-GP	0	0	0	2,776,534	0	2,776,534	2,776,534	33.9%
Doyle	22,727	0	22,727	2,776,534	22,727	2,776,534	2,799,261	34.2%
Katz	0	0	0	2,776,534	0	2,776,534	2,776,534	33.9%

(1)	Javelin GP-GP serves as the general partner of Javelin GP, which serves as the general partner of Javelin and Javelin SPV and has sole power to direct the voting and disposition of shares held by Javelin and Javelin SPV. Doyle and Katz are Managers of Javelin GP-GP and Javelin GP and share voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to own beneficially the shares held by Javelin and Javelin SPV. Katz owns no securities of the Issuer directly as of the date of this filing.
(2)	This percentage set forth on the cover sheets is calculated based on 7,780,060 shares of the Issuer’s Common Stock outstanding as of June 29, 2015, as disclosed in the Issuer’s final prospectus dated June 24, 2015, filed with the Commission on June 26, 2015, as adjusted in accordance with Rule 13d-3 under the Act.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the Issuer’s initial public offering, Javelin, Javelin SPV and Doyle, along with all of the Issuer’s other directors, executive officers and stockholders agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the lock-up agreements continuing through December 21, 2015, except with the prior written consent of Aegis Capital Corp. The lock-up agreements permit Javelin, Javelin SPV and Doyle to transfer Common Stock and other securities subject to the lock-up agreements in certain circumstances.

Registration Rights

Certain stockholders of the Issuer, including Javelin and Javelin SPV, holding approximately 50% of the shares (the “Registrable Securities”) of the Issuer’s Common Stock (collectively, the “Holders”) are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (the “Securities Act”). These registration rights are contained in an Amended and Restated Investors’ Rights Agreement dated as of November 17, 2010 as amended (the “IRA”), and are described in additional detail below. The registration rights provided for in the IRA will expire four (4) years following June 24, 2015, with respect to all Holders, or, with respect to any particular Holder, when such Holder is able to sell all of its shares in a three-month period without registration pursuant to Rule 144 under the Securities Act, provided that the Holder holds Registrable Securities constituting less than 1% of the Issuer’s outstanding voting stock.

Subject to certain conditions, the Issuer will pay the registration expenses of the Holders incurred in connection with the registrations described below, including up to $15,000 for the reasonable fees and disbursements of one counsel for the Holders. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such Holders may include in the offering.

Demand Registration Rights

The Holders are entitled to certain demand registration rights. At any time, Holders holding at least 50% of the shares subject to the registration rights can, on not more than two occasions, request that the Issuer register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price of at least $10 million. If the Issuer determines that it would be seriously detrimental to its stockholders to effect such a demand registration, the Issuer has the right to defer such registration, not more than twice in any one-year period, for a period of up to 120 days.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act, in connection with the public offering of such securities solely for cash, the Holders will be entitled to certain “piggyback” registration rights allowing the Holders to include their shares in such registration, subject to certain marketing and other limitations.

S-3 Registration Rights

At any time that the Issuer is eligible to file a short-form registration statement on Form S-3, the Holders may make a written request that the Issuer register their shares on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $1 million. The Holders may make an unlimited number of requests for registration on Form S-3; provided, however, the Issuer will not be required to effect a registration on Form S-3 if (i) it has effected two such registrations within the preceding twelve-month period; (ii) it has effected a registration of securities in connection with a public offering within the preceding 180 day period; (iii) Form S-3 is not available for such offering by such Holders; or (iv) it determines that it would be seriously detrimental to its stockholders to effect such a Form S-3 registration, in which case the Issuer has the right to defer such registration for not more than 90 days from the date of request, provided that it has not utilized this right more than once in any 12-month period.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The foregoing description of the Lock-up Agreements and the IRA are qualified in their entirety by reference to the Form of Lock-up Agreement and the IRA filed as exhibits to this Schedule 13D.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

B.	Amended and Restated Investors’ Rights Agreement, dated as of November 17, 2010, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23 2015)

C.	Amendment No 1. to the Amended and Restated Investors’ Rights Agreement, dated as of January 13, 2011, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23, 2015)

D.	Amendment No 2. to the Amended and Restated Investors’ Rights Agreement, dated as of February 6, 2012, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.4 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23, 2015)

E.	Amendment No 3. to the Amended and Restated Investors’ Rights Agreement, dated as of December 4, 2014, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.5 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23, 2015)

F.	Form of Amendment No. 4 to the Amended and Restated Investors’ Rights Agreement, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.6 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on May 22, 2015).

G.	Form of Lock-up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 10, 2015

JAVELIN VENTURE PARTNERS, L.P.
JAVELIN VENTURE PARTNERS I SPV I, LLC

By:	Javelin Venture Partners GP, L.P.
Their:	Managing Member
By:	Javelin Venture Partners GP, LLC
Its:	Managing Member

By:	/s/ Noah J. Doyle
NOAH J. DOYLE
Managing Director

JAVELIN VENTURE PARTNERS GP, L.P.

By:	Javelin Venture Partners GP, LLC
Its:	Managing Member

By:	/s/ Noah J. Doyle
NOAH J. DOYLE
Managing Director

JAVELIN VENTURE PARTNERS GP, LLC

By:	/s/ Noah J. Doyle
NOAH J. DOYLE
Managing Director

/s/ Jed Katz
Jed Katz
Managing Director

/s/ Noah J. Doyle
Noah J. Doyle

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

B.	Amended and Restated Investors’ Rights Agreement, dated as of November 17, 2010, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23 2015)

C.	Amendment No 1. to the Amended and Restated Investors’ Rights Agreement, dated as of January 13, 2011, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23, 2015)

D.	Amendment No 2. to the Amended and Restated Investors’ Rights Agreement, dated as of February 6, 2012, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.4 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23, 2015)

E.	Amendment No 3. to the Amended and Restated Investors’ Rights Agreement, dated as of December 4, 2014, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.5 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on March 23, 2015)

F.	Form of Amendment No. 4 to the Amended and Restated Investors’ Rights Agreement, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.6 to the Issuer’s Form S-1 (Registration No. 333-202924), filed on May 22, 2015).

G.	Form of Lock-up Agreement